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                               September 1, 2021

       Hong Zhida
       Chief Executive Officer
       Addentax Group Corp.
       Kingkey 100, Block A, Room 5403
       Luohu District, Shenzhen City, China 518000

                                                        Re: Addentax Group
Corp.
                                                            Amendment No. 11 to
Registration Statement on Form S-1
                                                            Filed August 20,
2021
                                                            File No. 333-230943

       Dear Mr. Zhida:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 11 to Registration Statement on Form S-1 Filed August 20, 2021

       Cover Page

   1.                                                   Please disclose
prominently on the prospectus cover page the legal and operational risks associated with being
based in or having the majority of the company's operations in
                                                        China. Your disclosure
should make clear whether these risks could result in a material change in your
operations and/or the value of your common stock, or could significantly limit or completely
hinder your ability to offer or continue to offer securities to investors and cause the value of
such securities to significantly decline or be worthless. Your disclosure should
address how recent statements and regulatory actions by China's government, such as
those related to the use of variable interest entities and data security or anti-monopoly
concerns, has or may impact the company's ability to conduct its business, accept
foreign investments, or list on an U.S. or other foreign exchange. Your
 Hong Zhida
FirstName LastNameHong   Zhida
Addentax Group  Corp.
Comapany 1,
September NameAddentax
             2021        Group Corp.
September
Page 2    1, 2021 Page 2
FirstName LastName
         prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.
2. Please disclose prominently on the prospectus cover page that you are not a Chinese operating company, but are a Nevada holding company with operations conducted by your subsidiaries based in China, and that this structure involves unique risks to investors.
         Disclose that investors may never directly hold equity interests in your Chinese operating entities. Your disclosure should acknowledge, if true, that Chinese regulatory authorities could disallow your operating structure, which would likely result in a material change in your operations and/or the value of your common stock, including that it could cause the value of such securities to significantly decline or become worthless. Provide a cross-
         reference to your detailed discussion of risks facing the company and the offering as a result of your operating structure.
Summary, page 2

3. Clearly disclose how you will refer to the holding company, subsidiaries, and VIEs, if any, when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting
         the business operations. Refrain from using terms such as    we    or
  our    when describing
         activities or functions of a VIE, if applicable. Disclose clearly the entity (including the domicile) in which investors are purchasing their interest.
4. In your summary of risk factors on page 4, disclose the risks that your corporate structure
         and being based in or having the majority of the company   s
operations in China poses to
         investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the
         Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your common stock. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
5. Disclose each permission, if any, that you or your subsidiaries are required to obtain from
         Chinese authorities to operate and issue your securities to foreign investors. In this light, we note your risk factor disclosure on page 16 that you do not believe that the CSRC's approval is required and that you do not believe that you are subject to CAC review.
         However, if applicable, please state whether you or your subsidiaries are covered by permissions requirements from the CSRC, CAC, or any other entity that is required to
 Hong Zhida
Addentax Group Corp.
September 1, 2021
Page 3
         approve of your subsidiaries operations, and state affirmatively whether you have received all requisite permissions and whether any permissions have been denied.
6. Provide a clear description of how cash is transferred through your organization. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from your businesses, including your subsidiaries, to the parent company and
         U.S. investors.
Risk Factors, page 8

7.       Given the Chinese government   s significant oversight and discretion
over the conduct of
         your business, please revise to separately highlight the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your common stock. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-
         based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
General

8. We note your risk factor on page 17 that states "[t]he Renminbi is currently convertible under the 'current account,' which includes dividends, trade and service-related foreign exchange transactions, but requires approval from or registration with appropriate government authorities or designated banks under the 'capital account,' which includes foreign direct investment and loans, including loans we may secure from our onshore subsidiaries or variable interest entities" (emphasis added). However, we were unable to find references to your VIE elsewhere in your filing. Please amend your disclosure to
FirstName LastNameHong Zhida
       clarify whether you operate solely through your subsidiaries, or if you also operate
Comapany    NameAddentax
       through              Group
                a VIE. Please  note Corp.
                                     that if you conduct operations through a
consolidated VIE, we
       may1,have
September     2021further
                    Page comments.
                          3
FirstName LastName
 Hong Zhida
FirstName LastNameHong   Zhida
Addentax Group  Corp.
Comapany 1,
September NameAddentax
             2021        Group Corp.
September
Page 4    1, 2021 Page 4
FirstName LastName
       Please contact Cara Wirth at (202) 551-7127 or Erin Jaskot at (202) 551-3442 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences
cc:      Lawrence Venick